

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2020

Antonio Pietri
President and Chief Executive Officer
Aspen Technology Inc.
20 Crosby Drive
Bedford, MA 01730

  Re: Aspen Technology Inc.
    Form 10-K for Fiscal Year Ended June 30, 2019
    Filed September 10, 2019
    File No. 001-34630

Dear Mr. Pietri:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology